

CURTISS

VISION 2020

CONFIDENTIAL

OVERVIEW

Vision 2020

Curtiss formed to lead a new golden age of sustainable, fun motorcycling.

Curtiss Motorcycle Company, Inc. is currently traded under the symbol **CMOT** on the OTC Market.

Curtiss has invested eight years creating **Vision 2020**—our blueprint through fiscal year 2024:

—9,000,000 USD of sales in fiscal year 2020;

—At a 40% gross margin;

—Grow to 125,000,000 USD by 2024;

—Sustain ownership of the top 5% of the battery electric heavyweight, middleweight, and lightweight motorcycle market globally

—Move to NASDAQ by our 3-year anniversary: February 20, 2021

These are forward projections and cannot be guaranteed

OPPORTUNITY

No Leader Exists

The market for premium heavyweight, middleweight, and lightweight battery electric motorcycles in 2020 is projected to be $100,000,000 USD. The market is projected to grow at an annual rate of 42%. The electrification of motorcycling is well underway. No leader exists in this premium battery electric motorcycle space.

Curtiss formed to be the leader.

EXECUTION

Lead the Charge

We have designed and are hand-crafting a superior breed of premium battery-electric motorcycles aimed at the top 5% of the electric motorcycle market.

Fortified by 30 years of experience, a robust brand foundation, a new American minimalist design ethos, and a lean pre-selling business model, we believe Curtiss is best positioned to take the leadership position in the premium luxury battery electric motorcycle space over the next 18 months.

PRODUCTS

HOT ROD GODS

—ZEUS
—HADES
—HERA
—HERCULES
—ET AL

POWER CLASS

—HEAVYWEIGHT......................................201 HP
—MIDDLEWEIGHT....................................99 HP
—LIGHTWEIGHT.......................................49 HP

PRICING

17,500 — 60,000 USD



BUSINESS MODEL

Pure Luxury. No Compromise.

Your Curtiss Motorcycle Company, Inc., is a demand pull pre-seller of battery electric pure luxury heavyweight, middleweight, and lightweight motorcycles. Based upon foundational simplicity, Curtiss design is aesthetically clean and minimal by nature. Curtiss proportion is perfect. Curtiss architecture is iconic. Curtiss gestalt is beautiful. Your Curtiss rides like it looks—powerful, strong, effortless, fun. Curtiss crafts to a "best and finest" standard. There is no compromise.

Each and every Curtiss motorcycle shall be overbuilt to last forever. Curtiss motorcycle technology shall be infinitely upgradeable. This, along with our zero GHG emissions mandate, honors our foundational cornerstone, permanent human sustainability.

Through lean, smart, guerrilla public relations and marketing, deployment of an aggressive new product launch cadence, a judo type of combat art relative to the oversized players and a planned public stock offering in early 2021, Curtiss aims to be a global household brand within 1080 days of our founding, February 20, 2021.

DISTRIBUTION

Direct to Consumer Excellence

We have over 25 years of experience as an online pre-seller of luxury motorcycles. This online pre-selling initiative will be backed by boutique franchise retail spaces located in key luxury markets worldwide. The same all-American organic minimalism that is the foundation of Curtiss motorcycle design will inform our boutique interior design and external façade. These luxury boutique experience centers will form a hybrid collective of enterprise and franchise owned spaces in key optimally located urban environments globally. Each will be the canvas upon which Curtiss design purity, overbuilt integrity and ultimate hand craftsmanship will be on display. Curtiss men's and women's luxury motorcycle apparel and accessories will be featured as well.

Presently Curtiss has 31 motorcycle service centers located throughout the 48 contiguous United States. We plan to grow this figure. We will supplement these service centers with product and customer specialists to further facilitate the best and finest aftersales experience. International distribution will follow our US aftersales model, partnering with the best and finest aftermarket motorcycle shops in the world creating the best and finest motorcycle service network ever built.

TRACTION

Positive Energy

— Zeus Concept Prototype Built

— Zeus named "Most Innovative Motorcycle" at The 2018 Quail Motorcycle Gathering

— 125,400+ Facebook Followers

— 33,100+ Instagram Followers

— 12,000+ Email Subscribers

— 500+ Expressions of Interest Received

— Positive Global Media Coverage



Curiss Zeus wins "Most Innovative Motorcycle" award at the 2018 Quail Motorcycle Gathering in Carmel, California.

Los Angeles Times	npr	FAST COMPANY	JALOPNIK
Robb Report	MOTORCYCLE.COM	uncrate	duPont REGISTRY
autoblog	designboom®	MAXIM	electrek

PATH TO MARKET

KEY MILESTONES

—May 5, 2018: Zeus Concepts at The Quail Motorcycle Gathering

—May 6, 2019: Zeus Validation Prototypes unveiled at The Quail Gathering

—Dec 31, 2019: 9,000,000 USD of pre-sales at 40% gross margin on the books

—February 20, 2020: Production of 225 units begins

—February 20, 2021: CMOT uplifts to NASDAQ initiating a public offering

These are forward projections and cannot be guaranteed

California First. Then the World.

More motorcycles are sold and registered in California than anywhere else in the United States. This fertile motorcycle market combined with California's early adoptive and environmentally conscious nature clarifies our distribution strategy. We will aggressively market the Curtiss battery electric range in California first, taking full advantage of the significant tailwinds driving the electrification of the automotive sector.

Through 2019, our sole marketing, sales, and distribution focus will be on California. In 2020, we will broaden marketing and distribution to the entire US market. We will add UK, EU, China, Japan, and India in successive years.

CORE TEAM



Chairman & CEO Matt Chambers photographed
for Bloomberg Businessweek

Lean. Experienced. Determined.

We are a zealous team committed to achieving our business goals. We have nearly 30 years of experience creating and pre-selling some of the world's most innovative and desirable motorcycles. We will continue to attract smart, skilled, and engaged talent as we grow into the future. We also have a far-reaching indirect team of equally impassioned suppliers and vendors that form a robust network of expertise and innovation.

Matt Chambers
Chairman & CEO

Jay Etheridge
Finance

Jordan Cornille
Design

JT Nesbitt
Design

Paul Ogilvie
Powertrain

Vinay Valleru
Engineering

Paul Adams
Customer Experience

Clay Morrison
Marketing

Pam Miller
Administration

Jason Reddick
Production

Lee Peak
Procurement

Matthew Chambers
Sales

James Chambers
Database

D E S I G N



Harley-Davidson Livewire



1903 Curtiss V-Twin

American Minimalism

Internal combustion motorcycles have grown into giants due to the size of their modern-age components. Battery-electric vehicle technology allows us to go back to the golden age of motorcycling's design glory days; the early twentieth-century. Smaller, less mechanically complicated components requiring fewer parts means that the package and proportion of Curtiss machines will be radically differentiated and much more aesthetically pleasing. Other electric motorcycle manufacturers, however, have not taken advantage of these significant packaging and proportion opportunities. We have.

Curtiss electric motorcycles will be contemporary in design and styling, but nostalgic in size and proportion. These vintage proportions are far more beautiful and far less intimidating, especially to new riders. Curtiss design is a key factor in attracting new riders to the Curtiss brand.

Curtiss classicism fused with clean, high-tech modernity will sell, sustainability.

FUNDING

$1.07 Million Secondary Round

$0.20 per Share

3 Prototype Models – Hera (1); Hades (1); Zeus (2) 200,000
Initial Series 1 Inventory 731,250
Working Capital 138,750

Total .... $1,070,000[1]

1. 2020 Financial Goals - IPO at $1.50 to $5.00 per share on NASDAQ; may require reverse split

These are forward projections and cannot be guaranteed

APPENDIX—2

F I N A N C I A L S

Curtiss Motorcycle Company, Inc
Fiscal Year

Income Proforma in US Dollars   **2019-20**

P&L	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total	
Production Weeks Per Quarter[1]	13	12	7	13	45	
Units Produced:						
Curtiss Warhawk - MSRP $105,000	9	9	6	6	30	
Curtiss - Zeus - From $40,000			3	15	18	
Total Produced	9	9	9	21	48	
Revenue						
Curtiss Warhawk - $105,000	945,000	945,000	630,000	630,000	$ 3,150,000	
Curtiss Zeus - $40,000 (Avg per unit sold)	-	-	120,000	600,000	$ 720,000	
Total Revenue	945,000	945,000	750,000	1,230,000	$ 3,870,000	
Cost of Goods Sold						
Bill of Materials						
Curtiss Warhawk - $53,650	482,850	482,850	321,900	321,900	$ 1,609,500	
Curtiss Zeus - $23,300	-	-	69,900	349,500	$ 419,400	
Direct labor, tooling, depreciation and PP&E per unit						
Curtiss Warhawk - $1,250	11,250	11,250	7,500	7,500	$ 37,500	
Curtiss Zeus - $500	-	-	1,500	7,500	$ 9,000	
Warranty reserve per unit						
Curtiss Warhawk - $750	6,750	6,750	4,500	4,500	$ 22,500	
Curtiss Zeus - $500	-	-	1,500	7,500	$ 9,000	
Total Cost of Goods Sold	500,850	500,850	406,800	698,400	$ 2,106,900	54.44%
Gross Revenue	444,150	444,150	343,200	531,600	$ 1,763,100	45.56%
Operating Expenses						
Marketing	75,000	75,000	75,000	75,000	$ 300,000	7.75%
R&D	52,875	52,875	52,875	52,875	$ 211,500	5.47%
Sales / After Sales	35,250	35,250	35,250	35,250	$ 141,000	3.64%
Finance Salaries	16,500	16,500	16,500	16,500	$ 66,000	1.71%
Executive Salaries	45,000	45,000	45,000	45,000	$ 180,000	4.65%
Production Salaries	17,625	17,625	17,625	17,625	$ 70,500	1.82%
Taxes and Benefits	17,625	17,625	17,625	17,625	$ 70,500	1.82%
Rent, utilities & phone	30,000	30,000	30,000	30,000	$ 120,000	3.10%
Insurance, licenses	17,625	17,625	17,625	17,625	$ 70,500	1.82%
Legal, professional & audit	20,000	20,000	20,000	20,000	$ 80,000	2.07%
Total SG&A Expense	327,500	327,500	327,500	327,500	$ 1,310,000	33.85%
EBITDA	$ 116,650	$ 116,650	$ 15,700	$ 204,100	$ 453,100	11.71%

1) Production weeks per quarter remain constant through FY 2023-24.

These are forward projections and cannot be guaranteed

APPENDIX—3

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year

Income Proforma in US Dollars   **2020-21**

P&L Production Weeks Per Quarter	Quarter 1 13	Quarter 2 12	Quarter 3 7	Quarter 4 13	Total 45	
Units Produced:						
EV Motorcycles	56	57	56	56	225	
Total Produced	56	57	56	56	225	
Revenue						
EV Motorcycles - $40,000 (Avg per unit sold)	2,240,000	2,280,000	2,240,000	2,240,000	$ 9,000,000	
Total Revenue	**2,240,000**	**2,280,000**	**2,240,000**	**2,240,000**	**$ 9,000,000**	
Cost of Goods Sold						
Avg BOM EV Motorcycle - $23,300	1,304,800	1,328,100	1,304,800	1,304,800	$ 5,242,500	
Direct labor, tooling, depreciation and PP&E per unit - $350	19,600	19,950	19,600	19,600	$ 78,750	
Warranty reserve per unit - $350	19,600	19,950	19,600	19,600	$ 78,750	
Total Cost of Goods Sold	**1,344,000**	**1,368,000**	**1,344,000**	**1,344,000**	**$ 5,400,000**	60.00%
Gross Revenue	**896,000**	**912,000**	**896,000**	**896,000**	**$ 3,600,000**	40.00%
Operating Expenses						
Marketing	146,250	146,250	146,250	146,250	$ 585,000	6.500%
R&D	78,750	78,750	78,750	78,750	$ 315,000	3.500%
Sales / After Sales	45,000	45,000	45,000	45,000	$ 180,000	2.000%
Finance Salaries	16,875	16,875	16,875	16,875	$ 67,500	0.750%
Executive Salaries	45,000	45,000	45,000	45,000	$ 180,000	2.000%
Production Salaries	33,750	33,750	33,750	33,750	$ 135,000	1.500%
Taxes and Benefits	22,500	22,500	22,500	22,500	$ 90,000	1.000%
Rent, utilities & phone	16,875	16,875	16,875	16,875	$ 67,500	0.750%
Insurance, licenses	22,500	22,500	22,500	22,500	$ 90,000	1.000%
Legal, professional & audit	22,500	22,500	22,500	22,500	$ 90,000	1.000%
Total SG&A Expense	450,000	450,000	450,000	450,000	$ 1,800,000	20.00%
EBITDA	**$ 446,000**	**$ 462,000**	**$ 446,000**	**$ 446,000**	**$ 1,800,000**	20.00%

These are forward projections and cannot be guaranteed

APPENDIX—4

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year

Income Proforma in US Dollars   **2021-22**

P&L Production Weeks Per Quarter	Quarter 1 13	Quarter 2 12	Quarter 3 7	Quarter 4 13	Total 45	
Units Produced:						
EV Motorcycles	150	150	150	150	600	
Total Produced	150	150	150	150	600	
Revenue						
EV Motorcycles - $40,000 (Avg per unit sold)	6,000,000	6,000,000	6,000,000	6,000,000	$ 24,000,000	
Total Revenue	**6,000,000**	**6,000,000**	**6,000,000**	**6,000,000**	**$ 24,000,000**	
Cost of Goods Sold						
Avg BOM EV Motorcycles - $21,300	3,195,000	3,195,000	3,195,000	3,195,000	$ 12,780,000	
Direct labor, tooling, depreciation and PP&E per unit - $350	52,500	52,500	52,500	52,500	$ 210,000	
Warranty reserve per unit - $350	52,500	52,500	52,500	52,500	$ 210,000	
Total Cost of Goods Sold	**3,300,000**	**3,300,000**	**3,300,000**	**3,300,000**	**$ 13,200,000**	55.00%
Gross Revenue	**2,700,000**	**2,700,000**	**2,700,000**	**2,700,000**	**$ 10,800,000**	45.00%
Operating Expenses						
Marketing	360,000	360,000	360,000	360,000	$ 1,440,000	6.000%
R&D	210,000	210,000	210,000	210,000	$ 840,000	3.500%
Sales / After Sales	150,000	150,000	150,000	150,000	$ 600,000	2.500%
Finance Salaries	30,000	30,000	30,000	30,000	$ 120,000	0.500%
Executive Salaries	105,000	105,000	105,000	105,000	$ 420,000	1.750%
Production Salaries	75,000	75,000	75,000	75,000	$ 300,000	1.250%
Taxes and Benefits	60,000	60,000	60,000	60,000	$ 240,000	1.000%
Rent, utilities & phone	45,000	45,000	45,000	45,000	$ 180,000	0.750%
Insurance, licenses	90,000	90,000	90,000	90,000	$ 360,000	1.500%
Legal, professional & audit	75,000	75,000	75,000	75,000	$ 300,000	1.250%
Total SG&A Expense	1,200,000	1,200,000	1,200,000	1,200,000	$ 4,800,000	20.00%
EBITDA	**$ 1,500,000**	**$ 1,500,000**	**$ 1,500,000**	**$ 1,500,000**	**$ 6,000,000**	25.00%

These are forward projections and cannot be guaranteed

APPENDIX—5

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year

Income Proforma in US Dollars   **2022-23**

P&L Production Weeks Per Quarter	Quarter 1 13	Quarter 2 12	Quarter 3 7	Quarter 4 13	Total 45	
Units Produced:						
EV Motorcycles	375	375	375	375	1,500	
Total Produced	375	375	375	375	1,500	
Revenue						
EV Motorcycles - $30,000 (Avg per unit sold)	11,250,000	11,250,000	11,250,000	11,250,000	$ 45,000,000	
Total Revenue	11,250,000	11,250,000	11,250,000	11,250,000	$ 45,000,000	
Cost of Goods Sold						
Avg BOM EV Motorcycle - $17,300	6,487,500	6,487,500	6,487,500	6,487,500	$ 25,950,000	
Direct labor, tooling, depreciation and PP&E per unit - $350	131,250	131,250	131,250	131,250	$ 525,000	
Warranty reserve per unit - $350	131,250	131,250	131,250	131,250	$ 525,000	
Total Cost of Goods Sold	6,750,000	6,750,000	6,750,000	6,750,000	$ 27,000,000	60.00%
Gross Revenue	4,500,000	4,500,000	4,500,000	4,500,000	$ 18,000,000	40.00%
Operating Expenses						
Marketing	675,000	675,000	675,000	675,000	$ 2,700,000	6.000%
R&D	393,750	393,750	393,750	393,750	$ 1,575,000	3.500%
Sales / After Sales	281,250	281,250	281,250	281,250	$ 1,125,000	2.500%
Finance Salaries	56,250	56,250	56,250	56,250	$ 225,000	0.500%
Executive Salaries	196,875	196,875	196,875	196,875	$ 787,500	1.750%
Production Salaries	140,625	140,625	140,625	140,625	$ 562,500	1.250%
Taxes and Benefits	112,500	112,500	112,500	112,500	$ 450,000	1.000%
Rent, utilities & phone	84,375	84,375	84,375	84,375	$ 337,500	0.750%
Insurance, licenses	168,750	168,750	168,750	168,750	$ 675,000	1.500%
Legal, professional & audit	140,625	140,625	140,625	140,625	$ 562,500	1.250%
Total SG&A Expense	2,250,000	2,250,000	2,250,000	2,250,000	$ 9,000,000	20.00%
EBITDA	$ 2,250,000	$ 2,250,000	$ 2,250,000	$ 2,250,000	$ 9,000,000	20.00%

These are forward projections and cannot be guaranteed

APPENDIX—6

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year

Income Proforma in US Dollars   **2023-24**

P&L	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total	
Production Weeks Per Quarter	13	12	7	13	45	
Units Produced:						
EV Motorcycles	750	750	750	750	3,000	
Total Produced	750	750	750	750	3,000	
Revenue						
EV Motorcycles - $25,000 (Avg per unit sold)	18,750,000	18,750,000	18,750,000	18,750,000	$ 75,000,000	
Total Revenue	18,750,000	18,750,000	18,750,000	18,750,000	$ 75,000,000	
Cost of Goods Sold						
Avg BOM EV Motorcycle - $14,300	10,725,000	10,725,000	10,725,000	10,725,000	$ 42,900,000	
Direct labor, tooling, depreciation and PP&E per unit - $350	262,500	262,500	262,500	262,500	$ 1,050,000	
Warranty reserve per unit - $350	262,500	262,500	262,500	262,500	$ 1,050,000	
Total Cost of Goods Sold	11,250,000	11,250,000	11,250,000	11,250,000	$ 45,000,000	60.00%
Gross Revenue	7,500,000	7,500,000	7,500,000	7,500,000	$ 30,000,000	40.00%
Operating Expenses						
Marketing	1,171,875	1,171,875	1,171,875	1,171,875	$ 4,687,500	6.250%
R&D	562,500	562,500	562,500	562,500	$ 2,250,000	3.000%
Sales / After Sales	468,750	468,750	468,750	468,750	$ 1,875,000	2.500%
Finance Salaries	93,750	93,750	93,750	93,750	$ 375,000	0.500%
Executive Salaries	328,125	328,125	328,125	328,125	$ 1,312,500	1.750%
Production Salaries	281,250	281,250	281,250	281,250	$ 1,125,000	1.500%
Taxes and Benefits	234,375	234,375	234,375	234,375	$ 937,500	1.250%
Rent, utilities & phone	187,500	187,500	187,500	187,500	$ 750,000	1.000%
Insurance, licenses	234,375	234,375	234,375	234,375	$ 937,500	1.250%
Legal, professional & audit	187,500	187,500	187,500	187,500	$ 750,000	1.000%
Total SG&A Expense	3,750,000	3,750,000	3,750,000	3,750,000	$ 15,000,000	20.00%
EBITDA	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 15,000,000	20.00%

These are forward projections and cannot be guaranteed

APPENDIX—6

FINANCIALS

Curtiss Motorcycle Company, Inc

Fiscal Year

Income Proforma in US Dollars **2024-25**

P&L	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total	
Production Weeks Per Quarter	13	12	7	13	45	
Units Produced:						
EV Motorcycles	1,250	1,250	1,250	1,250	5,000	
Total Produced	1,250	1,250	1,250	1,250	5,000	
Revenue						
EV Motorcycles - $25,000 (Avg per unit sold)	31,250,000	31,250,000	31,250,000	31,250,000	$125,000,000	
Total Revenue	**31,250,000**	**31,250,000**	**31,250,000**	**31,250,000**	**$125,000,000**	
Cost of Goods Sold						
Avg BOM EV Motorcycles - $13,050	16,312,500	16,312,500	16,312,500	16,312,500	$ 65,250,000	
Direct labor, tooling, depreciation and PP&E per unit - $350	437,500	437,500	437,500	437,500	$ 1,750,000	
Warranty reserve per unit - $350	437,500	437,500	437,500	437,500	$ 1,750,000	
Total Cost of Goods Sold	**17,187,500**	**17,187,500**	**17,187,500**	**17,187,500**	**$ 68,750,000**	55.00%
Gross Revenue	**14,062,500**	**14,062,500**	**14,062,500**	**14,062,500**	**$ 56,250,000**	45.00%
Operating Expenses						
Marketing	2,031,250	2,031,250	2,031,250	2,031,250	$ 8,125,000	6.500%
R&D	1,093,750	1,093,750	1,093,750	1,093,750	$ 4,375,000	3.500%
Sales / After Sales	625,000	625,000	625,000	625,000	$ 2,500,000	2.000%
Finance Salaries	234,375	234,375	234,375	234,375	$ 937,500	0.750%
Executive Salaries	546,875	546,875	546,875	546,875	$ 2,187,500	1.750%
Production Salaries	312,500	312,500	312,500	312,500	$ 1,250,000	1.000%
Taxes and Benefits	390,625	390,625	390,625	390,625	$ 1,562,500	1.250%
Rent, utilities & phone	312,500	312,500	312,500	312,500	$ 1,250,000	1.000%
Insurance, licenses	390,625	390,625	390,625	390,625	$ 1,562,500	1.250%
Legal, professional & audit	312,500	312,500	312,500	312,500	$ 1,250,000	1.000%
Total SG&A Expense	6,250,000	6,250,000	6,250,000	6,250,000	$ 25,000,000	20.00%
EBITDA	**$ 7,812,500**	**$ 7,812,500**	**$ 7,812,500**	**$ 7,812,500**	**$ 31,250,000**	25.00%

1) Curtiss Z Motortail Architecture

**These are forward projections and cannot be guaranteed*



APPENDIX—7

FINANCIALS

Curtiss Motorcycle Company, Inc

Extended Forecast (40% Annual Growth from FY 23-24)

YEAR	Total Revenue	COGS	% to Revenue	Gross Revenue	% to Revenue	SGA	% to Revenue	EBITDA	% to Revenue
2025-26	125,000,000	62,500,000	50.00%	62,500,000	50.00%	21,250,000	17.00%	41,250,000	33.00%
2026-27	175,000,000	87,500,000	50.00%	87,500,000	50.00%	29,750,000	17.00%	57,750,000	33.00%
2027-28	245,000,000	122,500,000	50.00%	122,500,000	50.00%	41,650,000	17.00%	80,850,000	33.00%
2028-29	343,000,000	171,500,000	50.00%	171,500,000	50.00%	58,310,000	17.00%	113,190,000	33.00%
2029-30	480,200,000	240,100,000	50.00%	240,100,000	50.00%	81,634,000	17.00%	158,466,000	33.00%

These are forward projections and cannot be guaranteed

APPENDIX—8

FINANCIALS

Curtiss Financials 2 years
(unaudited)

BALANCE SHEET

	Fiscal Year 2016-2017	Fiscal Year 2017-2018
Assets		
Cash and cash equivalents	1,626	372,658
Other Receivables	63	32,528
Inventory	856,692	1,080,371
Prepaid inventory	20,137	43,444
Prepaid expenses	18,167	29,244
Notes receivable	-	
Total current assets	896,685	1,558,245
Property and equipment, net	159,949	110,538
Total Assets	**1,056,634**	**1,668,783**
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accounts Payable	264,151	57,773
Accrued interest payable	7,502	7,502
Accrued Salaries	278,750	-
Accrued payroll tax liability	71,408	23,628
notes Payable Short Term	-	
Deferred revenue	469,120	497,771
Warranty Reserve	5,132	2,658
Other Accrued Expenses	74,683	76,369
Registration rights liability	175,500	175,500
Payable to be settled in stock	210,000	-
Settlement payable	13,000	-
current portion, note payable		
current portion of capital leases		
current portion of deferred agency fee	-	
deferred commissions		
Total current liabilities	1,569,246	841,201
Notes payable, less current		
Deferred agency fee		
long Term Liabilities	20,055	423,114
Total Libilities	1,589,301	1,264,315
Stockholders' deficit		
Preferred Stock	-	1
Common Stock	32,110	45,490
Additional paid-in capital	12,539,898	13,100,150
Subscriptions Receivable	222,248	188,165
Treasury shares	(313,950)	-
Accumulated deficit	(13,012,973)	(12,929,337)
Total stockholders' deficit	**(532,667)**	**404,468**
Total liabilities and stockholders' deficit	**1,056,634**	**1,668,783**
Current Ratio	0.57	1.85
Number of units sold (New & Preowned)	39.00	16.00

APPENDIX—9

FINANCIALS

Curtiss Financials 2 years
(unaudited)

INCOME STATEMENT

Sales	3,603,213	1,668,403
Cost of goods sold	2,058,223	796,393
Gross profit	**1,544,990**	**872,010**
Gross profit as percentage	*43%*	*52%*
R&D	86,231	246,240
Selling, general and administrative expenses	974,600	1,077,122
	1,060,831	1,323,362
Income (Loss) from operations	484,159	(451,352)
Other income	102,399	556,248
Interest, Net	(651)	(21,260)
	101,748	534,988
Net income (loss)	585,907	83,636
Interest	651	21,260
Tax	31,205	42,912
66400 Other Taxes	8,584	13,353
72000 Payroll Tax	22,621	25,751
66500 Income Tax Exp		3,808
Depreciation	44,553	49,411
Amortization	37,707	34,042
67000 Insurance	37,707	33,688
65150 moving exp		354
EBITDA	700,023	231,261
Non-Cash Share issuance (ESOP)	-	100,000
EBITDA w/ Non-Cash Items	**700,023**	**331,261**

APPENDIX—10

CAPITALIZATION TABLE

—CMOT Shareholders as of February 20, 2019

	Name	Last Transaction	Total Shares	Current % of Ownership
1		2/23/09	158	0.00%
2		3/16/09	5,000	0.01%
3		3/16/09	20,000	0.04%
4		3/16/09	45,496	0.10%
5		3/16/09	77,030	0.16%
6		3/16/09	173,323	0.37%
7		3/16/09	240,000	0.51%
8		3/16/09	200,000	0.43%
9		3/16/09	200,000	0.43%
10		3/16/09	420,000	0.89%
11		3/16/09	382,168	0.81%
12		3/16/09	339,693	0.72%
13		3/16/09	485,280	1.03%
14		3/16/09	74,000	0.16%
15		3/16/09	40,000	0.09%
16		3/16/09	100,000	0.21%
17		3/16/09	70,000	0.15%
18		3/16/09	100,000	0.21%
19		3/16/09	316,985	0.67%
20		3/16/09	1,039,913	2.21%
21		3/16/09	1,039,913	2.21%
22		3/16/09	50,000	0.11%
23		3/16/09	150,000	0.32%
24		3/16/09	2,633,220	5.60%
25		3/16/09	40,000	0.09%
26		10/8/09	33,333	0.07%
27		10/8/09	33,333	0.07%
28		10/8/09	100,000	0.21%
29		12/2/09	286,627	0.61%
30		12/3/09	33,333	0.07%
31		12/3/09	66,666	0.14%
32		12/3/09	33,333	0.07%
33		2/23/10	200,000	0.43%
34		2/23/10	200,000	0.43%
35		9/23/10	100,000	0.21%
36		9/23/10	100,000	0.21%
37		8/24/11	100,000	0.21%
38		9/6/11	300,000	0.64%
39		7/12/12	50,000	0.11%
40		7/12/12	50,000	0.11%
41		1/14/13	116,279	0.25%
42		1/28/13	22,000	0.05%
43		2/28/14	510	0.00%
44		10/29/14	2,526	0.01%
45		10/30/14	384,000	0.82%
46		10/30/14	6,234,412	13.27%
47		10/30/14	1,765,588	3.76%
48		12/18/14	200,000	0.43%
49		2/25/15	817,628	1.74%
50		3/3/15	100,000	0.21%
51		3/3/15	200,000	0.43%
52		3/16/15	200,000	0.43%
53		4/9/15	3,100,000	6.60%
54		6/26/15	200,000	0.43%

APPENDIX—10

CAPITALIZATION TABLE

—CMOT Shareholders as of June 30, 2018

55		4/6/16	1,956,810	4.16%
56		5/20/16	2,699,998	5.75%
57		5/20/16	157,638	0.34%
58		5/20/16	787,402	1.68%
59		5/20/16	78,740	0.17%
60		6/27/17	1,166,668	2.48%
61		1/8/18	350,000	0.74%
62		1/8/18	12,107,888	25.77%
63		1/8/18	350,000	0.74%
64		1/8/18	350,000	0.74%
65		1/8/18	350,000	0.74%
66		1/8/18	50,000	0.11%
67		1/8/18	570,472	1.21%
68		1/8/18	350,000	0.74%
69		5/11/18	66,666	0.14%
70		6/8/18	162,002	0.34%
71		6/8/18	686,220	1.46%
72		6/8/18	54,005	0.11%
73		6/8/18	233,333	0.50%
74		7/20/18	125,000	0.27%
75		10/11/18	239,333	0.51%
76		11/24/18	7,500	0.02%
77		11/24/18	5,000	0.01%
78		11/24/18	5,000	0.01%
79		11/25/18	5,000	0.01%
80		11/25/18	25,000	0.05%
81		11/25/18	5,000	0.01%
82		11/25/18	5,000	0.01%
83		11/26/18	10,000	0.02%
84		11/26/18	6,000	0.01%
85		11/26/18	5,000	0.01%
86		11/27/18	5,000	0.01%
87		11/27/18	15,000	0.03%
88		11/27/18	5,000	0.01%
89		11/27/18	5,000	0.01%
90		11/28/18	5,000	0.01%
91		11/28/18	5,000	0.01%
92		11/28/18	12,500	0.03%
93		11/28/18	5,000	0.01%
94		11/28/18	25,000	0.05%
95		11/28/18	5,000	0.01%
96		11/29/18	5,000	0.01%
97		11/29/18	10,000	0.02%
98		11/29/18	5,000	0.01%
99		11/29/18	12,500	0.03%
100		11/29/18	125,000	0.27%
101		11/29/18	50,000	0.11%
102		11/29/18	5,000	0.01%
103		11/29/18	5,000	0.01%
104		11/29/18	12,500	0.03%
105		11/30/18	5,000	0.01%
106		11/30/18	10,000	0.02%
107		11/30/18	7,500	0.02%
108		11/30/18	5,495	0.01%
109		11/30/18	7,500	0.02%
110		11/30/18	5,000	0.01%

APPENDIX—10

CAPITALIZATION TABLE

—CMOT Shareholders as of June 30, 2018

111		11/30/18	5,000	0.01%
112		11/30/18	20,000	0.04%
113		11/30/18	5,000	0.01%
114		12/1/18	10,000	0.02%
115		12/3/18	5,000	0.01%
116		12/3/18	7,500	0.02%
117		12/4/18	7,500	0.02%
118		12/4/18	5,000	0.01%
119		12/4/18	5,000	0.01%
120		12/5/18	5,000	0.01%
121		12/5/18	5,000	0.01%
122		12/5/18	12,375	0.03%
123		12/5/18	5,000	0.01%
124		12/7/18	5,000	0.01%
125		12/7/18	22,000	0.05%
126		12/7/18	5,000	0.01%
127		12/8/18	5,000	0.01%
128		12/9/18	5,000	0.01%
129		12/9/18	5,000	0.01%
130		12/9/18	5,000	0.01%
131		12/9/18	5,000	0.01%
132		12/13/18	5,000	0.01%
133		12/13/18	5,000	0.01%
134		12/13/18	5,000	0.01%
135		12/15/18	6,065	0.01%
136		12/16/18	5,000	0.01%
137		12/20/18	6,000	0.01%
138		12/20/18	5,000	0.01%
139		12/22/18	10,000	0.02%
140		12/23/18	5,000	0.01%
141		12/23/18	5,000	0.01%
142		12/24/18	5,000	0.01%
143		12/25/18	5,000	0.01%
144		12/26/18	5,000	0.01%
145		12/27/18	10,000	0.02%
146		12/27/18	5,000	0.01%
147		12/27/18	25,000	0.05%
148		12/27/18	15,000	0.03%
149		12/29/18	25,000	0.05%
150		12/29/18	5,000	0.01%
151		12/31/18	9,000	0.02%
152		12/31/18	5,000	0.01%
153		1/1/19	5,000	0.01%
154		1/2/19	5,000	0.01%
155		1/3/19	5,000	0.01%
156		1/4/19	5,000	0.01%
157		1/4/19	5,000	0.01%
158		1/8/19	5,000	0.01%
159		1/8/19	5,000	0.01%
160		1/10/19	5,000	0.01%
161		1/12/19	6,000	0.01%
162		1/12/19	5,000	0.01%
163		1/14/19	5,000	0.01%
164		1/15/19	10,000	0.02%
	TOTAL INVESTORS		**46,991,857**	**100.00%**

CONCLUSION

No Compromise

1. Curtiss formed to lead an all-new golden age of motorcycling.

2. Curtiss is the first and only pure luxury motorcycle brand

3. We are creating this all-new pure luxury motorcycle market, which is small but projected to grow rapidly for the foreseeable future.

4. Our market is right sized for Curtiss to organically grow with our markets rapid long-term growth projections.

5. No leader exists.

6. Curtiss has a proven knack for creating honest hot rod motorcycle architecture.

7. Curtiss brings this business acumen to battery electric technology with 100% focus.

8. Our "Vision 2020" Plan calls for monopoly of the top 5% of our market, long-term, and mandates 9 million of sales in 2020 at 40% gross margin growing to 125 million of sales by 2024-2025.

9. We patiently timed our launch to Harley-Davidson's entré into the market because the event leverages our capability to attract brand and product awareness.

CONTACT

Jay Etheridge

jay@curtissmotorcycles.com

+1 877 324 9888


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